UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 11, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on February 9, 2009, entitled “HUTCHISON AND VODAFONE AGREE TO MERGE AUSTRALIAN TELECOM OPERATIONS TO FORM A 50:50 JOINT VENTURE”.

9 February 2009

HUTCHISON AND VODAFONE AGREE TO MERGE AUSTRALIAN TELECOM OPERATIONS

TO FORM A 50:50 JOINT VENTURE

Vodafone and Hutchison Telecommunications (Australia) Limited (“HTAL”), a listed subsidiary of Hutchison Whampoa Limited (“Hutchison Whampoa”), announced today an agreement to merge their telecommunications businesses in Australia, Vodafone Australia Limited (“Vodafone Australia”) and Hutchison 3G Australia Pty Limited (“H3GA”), which delivers its mobile services under the “3” brand. Both Vodafone and HTAL will have an equal ownership of 50% in the joint venture, which will be renamed VHA Pty Limited (“VHA”). VHA will market its products and services under the Vodafone brand, but will retain exclusive rights to use the 3 brand in Australia during a transition period and thereafter. To equalise the value difference between the respective businesses, Vodafone will receive a deferred payment of A$500 million from VHA.

Commenting on the transaction, Vittorio Colao, Chief Executive of Vodafone, said: “This transaction will benefit customers in Australia as it creates a company with the necessary scale to compete strongly in the mobile market. Customers can look forward to a wider portfolio of voice and data services, delivered under the Vodafone brand over a high quality network, which through ongoing investment will bring 3G coverage to around 95% of the population. This is an important step in the transformation of the Australian mobile industry.”

Canning Fok, Group Managing Director of Hutchison Whampoa and Chairman of HTAL said: “Since its inception, 3 has established a track record of innovation – from challenging the status quo by launching Australia’s first 3G network with new services such as mobile TV and mobile internet, to changing the market with the introduction of cap plans. Combining with the strengths of Vodafone in Australia means that our partnership will deliver leading propositions, products and services to Australian businesses and consumers across the full range of their mobile communications needs.”

Transaction benefits

          The transaction creates a stronger mobile operator better positioned to compete in the Australian telecommunications market with approximately 6 million customers and combined total revenues of approximately A$4 billion for the twelve months ended 30 June 2008.

     Utilising existing network arrangements and planned network build, VHA will operate an advanced and comprehensive mobile network with at least 95% population coverage, of which 63% will have access to high speed 3G services. Upon completion of additional network roll outs, VHA’s 3G population coverage is planned to increase to 95%.

     Drawing from the best offerings of both Vodafone and 3, VHA will have an even broader product offering, and will continue to provide innovative consumer and business services to the Australian market.

     The in-market nature of the transaction is expected to create significant value. Economies of scale across procurement, product development, IT, network, commercial operations and administrative expenses are expected to deliver significant cost savings. The net present value of operating expense and capital expenditure synergies is currently expected to be in excess of A$2 billion, net of integration costs.

     The transaction is expected to be enhancing to HTAL’s and Vodafone’s adjusted earnings per share, as well as to the consolidated EBIT performance of Hutchison Whampoa’s 3 Group, from the first full year post completion (after synergies and excluding the impact of intangible asset amortisation and one-off costs).

Management

The Chairman of VHA will be Nick Read (CEO of Vodafone Asia-Pacific & Middle East Region), the CEO will be Nigel Dews (currently CEO of HTAL and H3GA) and the CFO will be Dave Boorman (currently CFO of Vodafone Australia). Russell Hewitt (currently CEO of Vodafone Australia) will be a non-executive Director of VHA.

Other transaction considerations

The A$500 million deferred payment will be structured as a shareholder loan from Vodafone to VHA and take precedence over any shareholder returns and over the repayment of interest and principal of any other VHA indebtedness. The loan is on an arm’s length basis and is expected to be repaid or refinanced within 18 months from completion.

Vodafone will receive an annual brand licensing fee from VHA equivalent to 1% of service revenues.

Following completion of the transaction, Vodafone, HTAL and Hutchison Whampoa will account for VHA as a joint venture.

Board approval and HTAL Directors’ recommendation

The HTAL Board considers that the transaction is in the best interest of HTAL shareholders and has unanimously recommended that HTAL shareholders vote in favour of the transaction (and intend to vote any HTAL shares they own in favour of the transaction) subject to no superior proposal emerging and the independent expert determining that the transaction is fair and reasonable for HTAL shareholders.

Implementation Agreement

The parties have entered into an Implementation Agreement that provides for exclusivity, break fees, and a standstill over Hutchison Whampoa’s shares in HTAL. These arrangements are summarised in the attachment to this release.

Conditions to completion

The transaction is expected to close by mid-2009, subject to the approval of the Foreign Investment Review Board, clearance from the Australian Competition and Consumer Commission and HTAL shareholders’ approval.

HTAL shareholders will be asked to approve the transaction and it is expected that an extraordinary general meeting will be held in April 2009 to enable HTAL shareholders to vote on the transaction. HTAL shareholders will shortly be sent a Notice of Meeting and Explanatory Statement (including an independent expert’s report on the transaction) which will contain detailed information relating to the transaction, including the basis for the HTAL Directors’ recommendation.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
+44 (0) 1635 664447	+44 (0)1635 664444

Vodafone Australia

Public Relations

Greg Spears

Australia

+61 (0) 406 315 014

HTAL / 3

Investor & Media Relations

Tanya Bowes

Australia

+61 (0) 433 831 435

Hutchison Whampoa

Media Relations

Laura Cheung

Hong Kong

+852 2128 1235

About Vodafone

Vodafone is the world’s leading mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Hutchison Whampoa

Hutchison Whampoa is a leading international corporation committed to innovation and technology with businesses spanning 56 countries. Its diverse array of holdings range from some of the world’s biggest port operators and retailers to property development and infrastructure to the most technologically-advanced and marketing-savvy telecommunications operators.

Hutchison Whampoa’s global group of companies is one of Australia’s biggest foreign investors. Throughout the world, under the 3 brand, Hutchison Whampoa’s 3 Group provides 3G services to over 19 million people in 9 countries. For further information, please visit www.hutchison-whampoa.com.

About Vodafone Australia

Vodafone Australia is a wholly owned subsidiary of Vodafone Group Plc. Vodafone Australia is the no. 3 mobile operator in Australia with over 4.2 million customers (including MVNO customers1). For the fiscal year ended 31 March 2008, the company recorded total revenues of A$2.4 billion2 and EBITDA of A$499 million2,3, implying an EBITDA margin of 20.5%. As at 31 March 2008, Vodafone Australia had total gross assets of A$2.6 billion2.

About HTAL

Hutchison Telecommunications (Australia) Limited (“HTAL”) is a subsidiary of Hutchison Whampoa and is listed on the Australian Securities Exchange with the ticker HTA. For the twelve months ended 30 June 2008, HTAL recorded total revenues of A$1.5 billion and EBITDA of A$173 million3, implying an EBITDA margin of 11.8%. As at 30 June 2008, HTAL had total gross assets of A$2.7 billion.

About H3GA

H3GA is a wholly owned subsidiary and the principal operating entity of HTAL. H3GA delivers mobile services under the “3” brand and operates HTAL’s 3G network in Australia. HTAL launched Australia’s first 3G mobile network – 3 – in April 2003, and today has over 2 million customers.

1 MVNO refers to mobile virtual network operators

2 Based on financials disclosed in Vodafone Australia Limited Special Purpose annual report for the year ended 31 March 2008

3 Based on Australian GAAP

Vodafone Disclaimer

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction.

Information in this press release about the yield on shares cannot be relied upon as a guide to future performance.

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s expectations and future performance resulting from the proposed transaction. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. In particular, such forward-looking statements include, but are not limited to, statements with respect to expected 3G coverage, product and service offerings, cost savings, adjusted earnings per share and synergies in operating expenses and capital expenditures. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected benefits associated with the transaction, the impact of legal or other proceedings; and continued growth in the market for mobile services and general economic conditions in Australia.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal Risk Factors and Uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2008 and “Other Information – Forward-Looking Statements” in Vodafone Group Plc’s Half-Year Financial Report for the six months ending 30 September 2008. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

Hutchison Disclaimer

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction.

Information in this press release about the yield on shares cannot be relied upon as a guide to future performance.

Attachment – Summary of Exclusivity Arrangements in Implementation Agreement

Standstill

There are customary restrictions on the disposal of Hutchison Telecommunications (Australia) Limited (HTAL) shares by Hutchison Whampoa Limited (HWL).

During the period beginning on the date of the Implementation Agreement and ending on:

•                   the earlier of: 3 months after that date and the end of the meeting at which approval of HTAL shareholders is sought under section 611 item 7 of the Corporations Act 2001 (Cth) (Shareholder Approval) (in the event that Shareholder Approval is not obtained); and

•                   the earlier of completion of the joint venture and 31 December 2009 (if HTAL shareholder approval is obtained),

(the Standstill Period), HWL must ensure that Hutchison Communications (Australia) Pty Limited (HCAPL) does not dispose or offer to dispose of any HTAL Ordinary Shares (or right or option over, or interest in any HTAL Ordinary Shares) and such number of HTAL convertible preference shares (CPS) that when aggregated with the HTAL Ordinary Shares referred to above, result in Vodafone Group Plc (VGPlc) having control over disposal of 49.9% (by value) of the shares in HTAL (together, the Restrained Shares).

The standstill extends to HWL ensuring that HCAPL does not enter into any arrangement involving the conferring of rights the economic effect of which is equivalent, or substantially equivalent to disposing of the Restrained Shares.

Exclusivity

There are customary no shop, no talk and no due diligence undertakings given by HWL regarding its HTAL shares, HTAL regarding its ownership of Hutchison 3G Australia Pty Limited (H3GA) and VGPlc regarding its ownership of Vodafone Australia Limited (VAL).

No agreement, arrangement or understanding

Subject to the fiduciary carve out described below, during the period from the date of the Implementation Agreement until 31 December 2009 (the Exclusivity Period), HTAL and HWL must not, and must ensure that H3GA and its subsidiaries (H3GA Group) do not, enter into any agreement, arrangement or understanding in relation to a Competing Proposal (as defined below). The exclusivity provisions applying to HWL cease if the Shareholder Approval is not passed.

No shop

During the Exclusivity Period, each of HWL, HTAL and VGPlc must not and must ensure that its representatives do not, solicit, initiate, invite or encourage the submission of (including by way of providing information regarding another party to any person), whether directly or indirectly, any enquiries, negotiations or discussions with a view to obtaining, or which may reasonably be expected to lead to the receipt of, a Competing Proposal or communicate to any person an intention to do any of the things referred to in this paragraph.

No talk

Subject to the fiduciary carve out below, during the Exclusivity Period, each of HWL, HTAL and VGPlc must not and must ensure that its representatives do not, directly or indirectly enter into, continue or participate in any negotiations or discussions with any person regarding a Competing Proposal, whether any such discussions or negotiations are solicited, initiated, invited or encouraged by a party or its representatives or otherwise, or approve, recommend or endorse, or propose to approve, recommend or endorse, any Competing Proposal.

No due diligence

Subject to the fiduciary carve out below, during the Exclusivity Period, each of HWL, HTAL and VGPlc must not and must ensure that its representatives do not solicit, initiate, invite or encourage any person to undertake any due diligence investigations (whether legal, financial or otherwise), or make available to any other person or permit any other person to receive (in the course of due diligence investigations or otherwise) any non-public information, regarding the parties or any of their related bodies corporate or any of their businesses or operations with a view to obtaining or which may reasonably be expected to lead to receipt of a Competing Proposal.

Fiduciary carve out

The restrictions above (except for the no shop restriction) do not apply to the extent they restrict the HTAL Board from taking or refusing to take any action with respect to a bona fide Competing Proposal (which is in writing and was not solicited, invited, encouraged or initiated in contravention of the restrictions), provided that the Competing Proposal involves a proposed acquisition of more than 50% of the HTAL Ordinary Shares, or a merger or amalgamation or acquisition of control of HTAL involving an acquisition of HTAL shares, and could reasonably be considered to be a Superior Proposal, or the HTAL Board, acting reasonably after receiving written legal advice from its external legal advisors, has determined that complying with the restrictions above (except for the no shop restriction) would be likely to constitute a breach of the directors’ fiduciary or statutory duties.

The fiduciary carve out does not apply to the restrictions above in relation to HTAL where they are in connection with any proposed acquisition, directly or indirectly (including by joint venture or otherwise), of any interest in all or a substantial part of the business or assets of HTAL or any member of the H3GA Group.

Break Fees

Each of HWL, HTAL and VGPlc may be required to pay a break fee if certain events occur.

HTAL break fee

HTAL must pay to VGPlc a break fee of $41.1 million if either Shareholder Approval is not obtained or the HTAL general meeting is not held by the Relevant Date (other than because HTAL was prevented from holding it because of a binding order of a court or the Panel or any other requirement under any law or imposed by any Government Authority), and if, during the Exclusivity Period, a number of events, including the following occurs:

•                   a majority of the directors of HTAL qualify or withdraw their recommendation that HTAL shareholders vote in favour of the transaction except in the circumstances where the independent expert has opined that the transaction is not fair or reasonable to the HTAL Shareholders;

•                   a majority of the directors of HTAL who make a recommendation in respect of a Competing Proposal recommend to the HTAL shareholders that they accept, or vote in favour of, the Competing Proposal;

•                   HTAL convenes or following a requisition of members is compelled to convene, or a shareholder convenes, a meeting of HTAL Shareholders at which HTAL Shareholder resolutions concerning an HWL Competing Proposal are to be considered (Competing Proposal Resolutions) and, in circumstances where HCAPL is not prevented from voting on the Competing Proposal Resolutions, HCAPL votes any of its shares in favour of any of the Competing Proposal Resolutions at the meeting, or in circumstances where HCAPL is prevented from voting on the Competing Proposal Resolutions, any of the Competing Proposal Resolutions are passed; or

•                   HTAL enters into any agreement in connection with a Competing Proposal.

HWL break fee

HWL must pay to VGPlc a break fee of $36.1 million if Shareholder Approval is not obtained or the HTAL general meeting is not held by the Relevant Date (other than because HTAL was prevented from holding it because of a binding order of a court or the Panel or any other requirement under any law or imposed by any Government Authority),and, during the Exclusivity Period, HWL enters into an agreement with any person other than VGPlc or its related bodies corporate relating to a Competing Proposal (including an agreement resulting from HWL accepting, in relation to any of its HTAL shares, a takeover bid for HTAL).

In circumstances where a break fee is payable by both HTAL and HWL, the aggregate break fee payable to VGPlc shall not exceed $41.1 million.

VGPlc break fee

VGPlc must pay a break fee of $41.1 million to HWL if, during the Exclusivity Period, VGPlc or any of its related bodies corporate enters into any agreement in connection with a Competing Proposal.

If Shareholder Approval is obtained, then none of the break fees described above are payable.

Competing Proposal

A competing proposal in respect of HWL and HTAL means any expression of interest, proposal or offer by any person (other than VGPlc and its related bodies corporate):

(a)                                  concerning any transaction involving HTAL or any of its subsidiaries which is similar to the proposed transaction (other than with VGPlc and its related bodies corporate);

(b)                                  to HWL, HTAL, or any of their related bodies corporate, under which that person may:

(i)                                                acquire a relevant interest in more than 50% of the HTAL Ordinary Shares or CPS;

(ii)                                              acquire, directly or indirectly (including by way of joint venture or otherwise), an interest in all or a substantial part of the business or assets of HTAL or any member of the H3GA group; or

(iii)                                            that person may, directly or indirectly, otherwise acquire control of or merge or amalgamate with HTAL or any member of the H3GA Group.

A competing proposal in respect of VGPlc means any expression of interest, proposal or offer by any person (other than HWL and its related bodies corporate):

(a)                                  concerning any transaction involving VAL or any of its subsidiaries which is similar to the proposed transaction (other than with HWL and its related bodies corporate);

(b)                                  to VGPlc or any of its related bodies corporate, under which, that person may

(i)                                      acquire, directly or indirectly (including by way of joint venture or otherwise), a relevant interest in more than 50% of the securities issued in the capital of VAL or an interest in all or a substantial part of the business or assets of VAL or the VAL group; or

(ii)                                    that person may, directly or indirectly, otherwise acquire control of or merge or amalgamate with VAL or any member of the VAL group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 11, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary